Exhibit 11

HECTOR COMMUNICATIONS CORPORATION AND SUBSIDIARIES
EXHIBIT 11
CALCULATION OF EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Basic:

Income before cumulative effect of change in accounting principle:
Continuing operations	$1,007,970	$1,086,573	$3,030,174	$2,206,541
Discontinued operations	209,505	242,227	881,854	944,689
Cumulative effect of accounting change	—	—	—	(3,146,569)
Net income	$1,217,475	$1,328,800	$3,912,028	$4,661

Common shares:

Weighted average number of common shares outstanding	3,490,327	3,509,966	3,480,446	3,505,276

Net income per common share:
Before cumulative effect of change in accounting principle:
Continuing operations	$.29	$.31	$.87	$.63
Discontinued operations	.06	.07	.25	.27
Cumulative effect of accounting change	—	—	—	(.90)
	$.35	$.38	$1.12	$—

Diluted:

Income before cumulative effect of change in accounting principle:
Continuing operations	$1,007,970	$1,086,573	$3,030,174	$2,206,541
Discontinued operations	209,505	242,227	881,854	944,689
Cumulative effect of accounting change	—	—	—	(3,146,569)
Net income	$1,217,475	$1,328,800	$3,912,028	$4,661

Common and common equivalent shares:

Weighted average number of common shares outstanding	3,490,327	3,509,966	3,480,446	3,505,276
Dilutive effect of convertible preferred shares outstanding	220,100	220,100	220,100	220,100
Dilutive effect of stock options outstanding after application of treasury stock method	78,712	18,072	59,365	61,753
Dilutive effect of Employee Stock Purchase Plan shares subscribed	2,295	1,660	1,743	2,614
	3,791,434	3,749,798	3,761,654	3,789,743

Diluted net income per share:
Before cumulative effect of change in accounting principle:
Continuing operations	$.27	$.29	$.81	$.58
Discontinued operations	.05	.06	.23	.25
Cumulative effect of accounting change	—	—	—	(.83)
	$.32	$.35	$1.04	$—